CHINA SHESAYS MEDICAL COSMETOLOGY INC.
SICHUAN SHESAYS COSMETOLOGY HOSPITAL CO., LTD.
NEW NO. 83, XINNAN ROAD, WUHOU DISTRICT, CHENGDU
SICHUAN PROVINCE, CHINA

January 13, 2012

VIA EDGAR AND MESSENGER

Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, NE
Mail Stop 3720
Washington, DC 20549-6010

Re:	China SHESAYS Medical Cosmetology Inc.
Registration Statement on Form S-1 filed on January 6, 2011
Amendment No. 1 filed on February 10, 2011
Amendment No. 2 filed on May 13, 2011
Amendment No. 3 filed on August 15, 2011
Amendment No. 4 filed on November 3, 2011
Amendment No. 5 filed on December 9, 2011
File No. 333-171574

Dear Mr. Riedler:

In response to the letter dated December 19, 2011 (the “Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), China SHESAYS Medical Cosmetology Inc. (the “Company”, “we”, or “us”) hereby encloses for your review Amendment No. 6 (“Amendment No. 6”) to the Company’s Registration Statement on Form S-1 (Registration No. 333-171574) (the “Registration Statement”), originally filed with the Commission on January 6, 2011, as amended by Amendment No. 1 to the Registration Statement, filed with the Commission on February 10, 2011, as amended by Amendment No. 2 to the Registration Statement, filed with the Commission on May 13, 2011, as amended by Amendment No. 3 to the Registration Statement, filed with the Commission on August 15, 2011, as amended by Amendment No. 4 to the Registration Statement, filed with the Commission on November 3, 2011, and as amended by Amendment No. 5 to the Registration Statement, filed with the Commission on December 9, 2011.

An electronic version of Amendment No. 6 has been filed concurrently with the Commission through its EDGAR system. The enclosed copy of Amendment No. 6 has been marked to reflect changes made to Amendment No. 5 to the Registration Statement. Set forth below are the responses of the Company to the comments contained in the Letter. For the convenience of the Staff, the comments from the Letter have been reproduced in italicized type herein.

General

1.

We have reviewed your response to our prior comment 4 as well as your revised disclosure. We note that in your Selling Stockholders table on page 21, you have now opted to have the table reflect the number of shares beneficially owned after the offering match the number of shares beneficially owned prior to the offering. However, footnote 3 to this table correctly assumes that all these shares will be sold and the resulting number of shares owned is therefore to be subtracted from the number of shares held before the offering. We refer you to Item 507 of Regulation S-K. Please amend your registration statement to restore the table accordingly.

Response:

We acknowledge the Staff’s comment and have revised our disclosure accordingly.

Management’s Discussion and Analysis
Three months Ended September 30, 2011, Compared to the Three Months Ended September 30, 2010
Total Revenue, page 35

2.

Please refer to your response to our prior comment eight. You indicate that laser skin whitening and anti- wrinkle injections drove the revenue growth of the service sector in the third quarter of 2011. Please revise your disclosure here and on page 38 to quantify the amount of change due to these services. Please refer to Item 303(a)(3)(iii) of Regulation S-K and Financial Reporting Release 36.

Response:

We acknowledge the Staff’s comment and have revised our disclosure accordingly.

Nine Months Ended September 30, 2011, Compared to the Nine Months Ended September 30, 2010: Total Revenues, page 38

3.

Your disclosure indicates that three new professional medical beauty services generated incremental revenue of approximately $1.0 million. As the revenues from professional medical beauty services increased by approximately $2.3 million, please revise your disclosure to fully explain the reason for the increase in these revenues.

Response:

We acknowledge the Staff’s comment and have revised our disclosure accordingly.

Income Tax Expenses, page 39

4.

Please refer to your response to our comment 14. You state that an over-provision was included in the prior period as well as the current period. Please revise your disclosure as required or tell us how over-provisions existed in both periods.

Response:

We acknowledge the Staff’s comment and note that our 2010 PRC Enterprise Income Tax (“EIT”) clearance was made in May 2011. The over-provision is related to the year ended December 31, 2010, but was not finalized with the local PRC tax bureau until May of 2011. Therefore, the over-provision was fully adjusted in the three months ended June 30, 2011. As a result, the related effect is included in both the six month period ended June 30, 2011 and nine month period ended September 30, 2011.

Liquidity and Capital Resources
Operating Activities, page 40

5.	Please provide disclosures about the source and the reason for all material changes in financial statement line items. Specifically, address the reasons for:

The increase of approximately $727K in accrued liabilities between December 31, 2010 and September 30, 2011;

The increase in income taxes payable of $352K between December 31, 2010 and September 30, 2011; and

The increase in other current assets and prepaid expenses of $508K between December 31, 2010 and September 30, 2011.

Response:

We acknowledge the Staff’s comments and have revised our disclosure accordingly.

Item 16. Exhibits and Financial Statement Schedules
Notes to the Condensed (Consolidated) Financial Statements (Unaudited)
Note 12 - Other Current Assets and Prepaid Expenses, page F-33

6.	Please refer to your response to our prior comment 13. Please tell us why you consider these items other receivables and revise your disclosure to include the information provided in your response.

Response:

We acknowledge the Staff’s comment and have revised our disclosure accordingly. Before our amendment of note 12 to the financial statements in Amendment No. 6, certain rental deposits, advances to suppliers, and prepaid expenses were grouped in other receivables.

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact our outside counsel, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China, +86 (10) 6599-7270 (Direct Phone), +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Sincerely,

Yixiang Zhang
Chief Executive Officer